Selected Railroad Statistics – unaudited

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,217	3,166	12,037	12,611
Rail freight revenues ($ millions)	3,022	2,987	11,326	11,905
Operating income ($ millions)	1,395	1,354	5,312	5,266
Net income ($ millions)	1,018	941	3,640	3,538
Diluted earnings per share ($)	1.32	1.18	4.67	4.39
Adjusted diluted earnings per share ($) (2)	1.23	1.18	4.59	4.44
Free cash flow ($ millions) (2)	777	632	2,520	2,373
Gross property additions ($ millions)	723	642	2,752	2,706
Share repurchases ($ millions)	446	500	2,000	1,750
Dividends per share ($)	0.3750	0.3125	1.5000	1.2500
Financial position (1)
Total assets ($ millions)	37,057	36,402	37,057	36,402
Total liabilities ($ millions)	22,216	21,452	22,216	21,452
Shareholders' equity ($ millions)	14,841	14,950	14,841	14,950
Financial ratio
Operating ratio (%)	56.6	57.2	55.9	58.2
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	114,424	110,245	423,426	442,084
Revenue ton miles (RTMs) (millions)	58,906	56,534	214,327	224,710
Carloads (thousands)	1,369	1,325	5,205	5,485
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600	19,600
Employees (end of period)	22,249	23,066	22,249	23,066
Employees (average for the period)	22,231	23,490	22,322	24,406
Key operating measures
Rail freight revenue per RTM (cents)	5.13	5.28	5.28	5.30
Rail freight revenue per carload ($)	2,207	2,254	2,176	2,170
GTMs per average number of employees (thousands)	5,147	4,693	18,969	18,114
Operating expenses per GTM (cents)	1.59	1.64	1.59	1.66
Labor and fringe benefits expense per GTM (cents)	0.49	0.55	0.50	0.54
Diesel fuel consumed (US gallons in millions)	107.3	105.9	398.9	425.0
Average fuel price ($/US gallon)	2.58	2.54	2.34	2.68
GTMs per US gallon of fuel consumed	1,066	1,041	1,061	1,040
Terminal dwell (hours)	14.5	14.3	14.0	15.0
Train velocity (miles per hour)	26.6	27.4	27.3	26.3
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.75	1.55	1.70	1.63
Accident rate (per million train miles)	1.71	1.48	1.42	2.06

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.
    CN | 2016 – Fourth Quarter

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31

	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	572	604	(5%)	(5%)	2,174	2,442	(11%)	(13%)
Metals and minerals	313	332	(6%)	(6%)	1,218	1,437	(15%)	(17%)
Forest products	447	445	-	-	1,797	1,728	4%	1%
Coal	136	144	(6%)	(5%)	434	612	(29%)	(30%)
Grain and fertilizers	647	568	14%	14%	2,098	2,071	1%	-
Intermodal	720	715	1%	1%	2,846	2,896	(2%)	(3%)
Automotive	187	179	4%	4%	759	719	6%	3%
Total rail freight revenues	3,022	2,987	1%	1%	11,326	11,905	(5%)	(7%)
Other revenues	195	179	9%	8%	711	706	1%	(1%)
Total revenues	3,217	3,166	2%	2%	12,037	12,611	(5%)	(7%)
Revenue ton miles (RTMs) (millions)
Petroleum and chemicals	11,803	12,616	(6%)	(6%)	43,395	51,103	(15%)	(15%)
Metals and minerals	5,593	5,061	11%	11%	20,233	21,828	(7%)	(7%)
Forest products	7,751	7,603	2%	2%	31,401	30,097	4%	4%
Coal	3,446	3,708	(7%)	(7%)	11,032	15,956	(31%)	(31%)
Grain and fertilizers	16,203	13,875	17%	17%	51,485	50,001	3%	3%
Intermodal	13,194	12,837	3%	3%	53,056	52,144	2%	2%
Automotive	916	834	10%	10%	3,725	3,581	4%	4%
Total RTMs	58,906	56,534	4%	4%	214,327	224,710	(5%)	(5%)
Rail freight revenue / RTM (cents) (2)
Petroleum and chemicals	4.85	4.79	1%	1%	5.01	4.78	5%	2%
Metals and minerals	5.60	6.56	(15%)	(15%)	6.02	6.58	(9%)	(11%)
Forest products	5.77	5.85	(1%)	(2%)	5.72	5.74	-	(3%)
Coal	3.95	3.88	2%	3%	3.93	3.84	2%	1%
Grain and fertilizers	3.99	4.09	(2%)	(2%)	4.07	4.14	(2%)	(3%)
Intermodal	5.46	5.57	(2%)	(2%)	5.36	5.55	(3%)	(5%)
Automotive	20.41	21.46	(5%)	(5%)	20.38	20.08	1%	(1%)
Total rail freight revenue / RTM	5.13	5.28	(3%)	(3%)	5.28	5.30	-	(2%)
Carloads (thousands)
Petroleum and chemicals	156	157	(1%)	(1%)	599	640	(6%)	(6%)
Metals and minerals	230	185	24%	24%	807	886	(9%)	(9%)
Forest products	108	109	(1%)	(1%)	440	441	-	-
Coal	92	105	(12%)	(12%)	333	438	(24%)	(24%)
Grain and fertilizers	177	163	9%	9%	602	607	(1%)	(1%)
Intermodal	541	545	(1%)	(1%)	2,163	2,232	(3%)	(3%)
Automotive	65	61	7%	7%	261	241	8%	8%
Total carloads	1,369	1,325	3%	3%	5,205	5,485	(5%)	(5%)
Rail freight revenue / carload ($) (2)
Petroleum and chemicals	3,667	3,847	(5%)	(5%)	3,629	3,816	(5%)	(7%)
Metals and minerals	1,361	1,795	(24%)	(24%)	1,509	1,622	(7%)	(9%)
Forest products	4,139	4,083	1%	1%	4,084	3,918	4%	1%
Coal	1,478	1,371	8%	9%	1,303	1,397	(7%)	(8%)
Grain and fertilizers	3,655	3,485	5%	5%	3,485	3,412	2%	-
Intermodal	1,331	1,312	1%	1%	1,316	1,297	1%	-
Automotive	2,877	2,934	(2%)	(2%)	2,908	2,983	(3%)	(5%)
Total rail freight revenue / carload	2,207	2,254	(2%)	(2%)	2,176	2,170	-	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2) Amounts expressed in Canadian dollars.
    CN | 2016 – Fourth Quarter

Non-GAAP Measures – unaudited
In this supplementary schedule, the word "Company" or "CN" means, as the context requires, Canadian National Railway Company and its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure the performance of CN. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2016, the Company reported adjusted net income of $952 million, or $1.23 per diluted share and $3,581 million, or $4.59 per diluted share, respectively. The adjusted figures for the three months and year ended December 31, 2016 exclude a gain on disposal of approximately one mile of elevated track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), of $76 million, or $66 million after-tax ($0.09 per diluted share). The adjusted figures for the year ended December 31, 2016 also exclude a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate that was recorded in the second quarter.
For the three months and year ended December 31, 2015, the Company reported adjusted net income of $941 million, or $1.18 per diluted share and $3,580 million, or $4.44 per diluted share, respectively. The adjusted figures for the year ended December 31, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate that was recorded in the second quarter.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2016 and 2015, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2016	2015	2016	2015
Net income as reported	$1,018	$941	$3,640	$3,538
Adjustments:
Other income	(76)	-	(76)	-
Income tax expense	10	-	17	42
Adjusted net income	$952	$941	$3,581	$3,580
Basic earnings per share as reported	$1.33	$1.19	$4.69	$4.42
Impact of adjustments, per share	(0.09)	-	(0.08)	0.05
Adjusted basic earnings per share	$1.24	$1.19	$4.61	$4.47
Diluted earnings per share as reported	$1.32	$1.18	$4.67	$4.39
Impact of adjustments, per share	(0.09)	-	(0.08)	0.05
Adjusted diluted earnings per share	$1.23	$1.18	$4.59	$4.44

    CN | 2016 – Fourth Quarter

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rate was $1.33 per US$1.00 for both the three months and year ended December 31, 2016, and $1.33 and $1.28 per US$1.00 respectively, for the three months and year ended December 31, 2015.
On a constant currency basis, the Company's net income for the three months and year ended December 31, 2016 would have been lower by $3 million (unchanged per diluted share) and $85 million ($0.11 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the years ended December 31, 2016 and 2015, to free cash flow:

	Three months ended December 31		Year ended December 31
In millions	2016	2015	2016	2015
Net cash provided by operating activities	$1,378	$1,293	$5,202	$5,140
Net cash used in investing activities	(597)	(661)	(2,655)	(2,827)
Net cash provided before financing activities	781	632	2,547	2,313
Adjustment: Change in restricted cash and cash equivalents	(4)	-	(27)	60
Free cash flow	$777	$632	$2,520	$2,373

    CN | 2016 – Fourth Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2016	2015
Debt		$10,937	$10,427
Adjustment: Present value of operating lease commitments (1)		533	607
Adjusted debt		$11,470	$11,034

Net income		$3,640	$3,538
Interest expense		480	439
Income tax expense		1,287	1,336
Depreciation and amortization		1,225	1,158
EBITDA		6,632	6,471
Adjustments:
Other income		(95)	(47)
Deemed interest on operating leases		24	29
Adjusted EBITDA		$6,561	$6,453
Adjusted debt-to-adjusted EBITDA multiple (times)		1.75	1.71

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

    CN | 2016 – Fourth Quarter

Consolidated Statements of Income – unaudited
	Three months ended		Year ended
	December 31		December 31
In millions, except per share data	2016	2015	2016	2015
Revenues	$3,217	$3,166	$12,037	$12,611

Operating expenses
Labor and fringe benefits	565	608	2,119	2,406
Purchased services and material	428	437	1,592	1,729
Fuel	312	304	1,051	1,285
Depreciation and amortization	310	290	1,225	1,158
Equipment rents	96	103	375	373
Casualty and other	111	70	363	394
Total operating expenses	1,822	1,812	6,725	7,345
Operating income	1,395	1,354	5,312	5,266
Interest expense	(123)	(119)	(480)	(439)
Other income	91	16	95	47
Income before income taxes	1,363	1,251	4,927	4,874
Income tax expense	(345)	(310)	(1,287)	(1,336)
Net income	$1,018	$941	$3,640	$3,538

Earnings per share
Basic	$1.33	$1.19	$4.69	$4.42
Diluted	$1.32	$1.18	$4.67	$4.39

Weighted-average number of shares
Basic	766.7	792.4	776.0	800.7
Diluted	770.1	796.3	779.2	805.1

Dividends declared per share	$0.3750	$0.3125	$1.5000	$1.2500

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited
	Three months ended		Year ended
	December 31		December 31
In millions	2016	2015	2016	2015
Net income	$1,018	$941	$3,640	$3,538
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	57	73	(45)	249
Net change in pension and other postretirement benefit plans	(826)	134	(694)	306
Other comprehensive income (loss) before income taxes	(769)	207	(739)	555
Income tax recovery	242	9	148	105
Other comprehensive income (loss)	(527)	216	(591)	660
Comprehensive income	$491	$1,157	$3,049	$4,198

See accompanying notes to unaudited consolidated financial statements.

  CN | 2016 – Fourth Quarter

Consolidated Balance Sheets – unaudited
	December 31	December 31
In millions	2016	2015
Assets
Current assets
Cash and cash equivalents	$176	$153
Restricted cash and cash equivalents	496	523
Accounts receivable	875	878
Material and supplies	363	355
Other current assets	197	244
Total current assets	2,107	2,153
Properties	33,755	32,624
Pension asset	907	1,305
Intangible and other assets	288	320
Total assets	$37,057	$36,402
Liabilities and shareholders' equity

Current liabilities
Accounts payable and other	$1,519	$1,556
Current portion of long-term debt	1,489	1,442
Total current liabilities	3,008	2,998
Deferred income taxes	8,473	8,105
Other liabilities and deferred credits	593	644
Pension and other postretirement benefits	694	720
Long-term debt	9,448	8,985
Shareholders' equity
Common shares	3,730	3,705
Common shares in Share Trusts	(137)	(100)
Additional paid-in capital	364	475
Accumulated other comprehensive loss	(2,358)	(1,767)
Retained earnings	13,242	12,637
Total shareholders' equity	14,841	14,950
Total liabilities and shareholders' equity	$37,057	$36,402

See accompanying notes to unaudited consolidated financial statements.

    CN | 2016 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited
	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	Shares	Trusts	capital	loss	earnings	equity
Balance at December 31, 2014	809.4	-	$3,718	$-	$439	$(2,427)	$11,740	$13,470

Net income							3,538	3,538
Stock options exercised	2.5		91		(17)			74
Settlement of equity settled awards			4		(8)			(4)
Stock-based compensation expense					61		(3)	58
Share repurchase programs	(23.3)		(108)				(1,642)	(1,750)
Share purchases by Share Trusts	(1.4)	1.4		(100)				(100)
Other comprehensive income						660		660
Dividends ($1.25 per share)							(996)	(996)
Balance at December 31, 2015	787.2	1.4	3,705	(100)	475	(1,767)	12,637	14,950

Net income							3,640	3,640
Stock options exercised	1.6		73		(12)			61
Settlement of equity settled awards			79		(138)			(59)
Stock-based compensation expense					62		(3)	59
Share repurchase programs	(26.4)		(127)				(1,873)	(2,000)
Share purchases by Share Trusts	(0.7)	0.7		(60)				(60)
Share settlements by Share Trusts	0.3	(0.3)		23	(23)			-
Other comprehensive loss						(591)		(591)
Dividends ($1.50 per share)							(1,159)	(1,159)
Balance at December 31, 2016	762.0	1.8	$3,730	$(137)	$364	$(2,358)	$13,242	$14,841

See accompanying notes to unaudited consolidated financial statements.
    CN | 2016 – Fourth Quarter

Consolidated Statements of Cash Flows – unaudited
	Three months ended		Year ended
	December 31		December 31
In millions	2016	2015	2016	2015
Operating activities
Net income	$1,018	$941	$3,640	$3,538
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	310	290	1,225	1,158
Deferred income taxes	240	237	704	600
Gain on disposal of property	(76)	-	(76)	-
Changes in operating assets and liabilities:
Accounts receivable	5	93	(3)	188
Material and supplies	44	77	(2)	4
Accounts payable and other	(76)	(348)	(51)	(282)
Other current assets	(20)	45	21	46
Pensions and other, net	(67)	(42)	(256)	(112)
Net cash provided by operating activities	1,378	1,293	5,202	5,140
Investing activities
Property additions	(666)	(642)	(2,695)	(2,706)
Disposal of property	85	-	85	-
Change in restricted cash and cash equivalents	4	-	27	(60)
Other, net	(20)	(19)	(72)	(61)
Net cash used in investing activities	(597)	(661)	(2,655)	(2,827)
Financing activities
Issuance of debt	-	-	1,509	841
Repayment of debt	(439)	(636)	(955)	(752)
Net issuance of commercial paper	401	306	137	451
Settlement of foreign exchange forward contracts
on long-term debt	(6)	-	(21)	-
Issuance of common shares for stock options exercised	15	57	61	79
Withholding taxes remitted on the net settlement of
equity settled awards	(4)	(1)	(44)	(2)
Repurchase of common shares	(446)	(498)	(1,992)	(1,742)
Purchase of common shares for settlement
of equity settled awards	(1)	-	(15)	(2)
Purchase of common shares by Share Trusts	(60)	-	(60)	(100)
Dividends paid	(287)	(246)	(1,159)	(996)
Net cash used in financing activities	(827)	(1,018)	(2,539)	(2,223)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	7	2	15	11
Net increase (decrease) in cash and cash equivalents	(39)	(384)	23	101
Cash and cash equivalents, beginning of period	215	537	153	52
Cash and cash equivalents, end of period	$176	$153	$176	$153
Supplemental cash flow information
Interest paid	$(113)	$(133)	$(470)	$(432)
Income taxes paid	$(87)	$(144)	$(653)	$(725)

See accompanying notes to unaudited consolidated financial statements.
    CN | 2016 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the expected results for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing Canadian National Railway's 2015 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

    CN | 2016 – Fourth Quarter